Exhibit 99.1

Media Contacts	Investor Contacts
Synovus, Lee Underwood, 706.644.0528	Synovus, Steve Adams, 706.641.6462
FCB, Matthew Paluch, 305.668.5420

Synovus to Acquire FCB Financial Holdings, Inc. for $2.9 Billion

Creates Premier Southeast Regional Bank with $36 Billion in Deposits and $44 Billion in Assets

COLUMBUS, GA, and WESTON, FL, July 24, 2018 — Synovus Financial Corp. (NYSE: SNV) and FCB Financial Holdings, Inc. (NYSE: FCB) today jointly announced their entry into a definitive merger agreement under which Synovus will acquire FCB Financial Holdings, Inc., owner of Florida Community Bank (FCB), Florida’s largest community bank. With the addition of FCB, Synovus will become a top five regional bank by deposits in the Southeast region with pro forma $36 billion in deposits and $44 billion in assets. The transaction is expected to close by the first quarter of 2019.

The combination of FCB with Synovus will create the largest mid-cap bank in the Southeast by deposits, and will elevate the company’s growth profile through a deepened presence in high-growth Florida markets. Following the closing, FCB will merge with Synovus Bank and operate under the Synovus brand, and FCB Financial Holdings President and CEO Kent Ellert will be executive vice president of Synovus and Florida market president.

Under the terms of the merger agreement, FCB shareholders will receive a fixed ratio of 1.055 shares of Synovus common stock for each common share of FCB in an all-stock transaction. Based on Synovus’ closing share price on July 23, 2018, the transaction is valued at $58.15 per FCB share or $2.9 billion in aggregate. Following completion of the merger, former FCB shareholders will own approximately 30% of the combined company. In addition, based on the exchange ratio, Synovus’ most recent quarterly dividend translates to a pro forma annualized dividend of $1.06 per FCB share. The transaction is expected to be tax free to FCB shareholders.

“We look forward to welcoming FCB customers and team members to the Synovus family and are enormously excited about the growth and value-creation opportunities this transaction presents for our combined companies and respective shareholders,” said Kessel Stelling, Synovus chairman and CEO. “This acquisition will expand our presence in the high-growth South Florida marketplace while leveraging FCB’s market leading reputation, culture, and successful organic growth platform.”

“The FCB team is excited to join the Synovus family and we look forward to being part of one of the most prominent and successful regional banks in the country,” said FCB Financial Holdings President and CEO Kent Ellert. “We are enthusiastic about our similar cultures, which are community- and customer-centric, and are confident our combined companies will help us build upon the great client relationships that have resulted in more than $11 billion of organic loan production and 22 consecutive quarters of record operating results for FCB.”

In Florida, Synovus gains $9.9 billion in deposits and 50 full-service banking centers, with significant market share in all top 10 Florida markets including Miami-Dade, the largest market by population in the Southeast. The transaction deepens Synovus’ commitment to Florida, complementing its presence in Pensacola, Tampa, Jacksonville, Orlando, Sarasota, and Naples with FCB’s market-leading presence across South Florida.

Synovus expects approximately $40 million in pretax synergies to be fully realized by 2020. Excluding one-time charges, Synovus expects the acquisition to be approximately 6.5% accretive to earnings per common share in 2020 and to deliver strong returns on capital. The transaction is expected to produce tangible book value per share dilution of 3.3% with an earnback period of less than two years.

The merger agreement has been unanimously approved by both companies’ Boards of Directors. The merger is subject to customary closing conditions, including approval by Synovus and FCB Financial Holdings shareholders and approval by state and federal bank regulators.

BofA Merrill Lynch and J.P. Morgan Securities LLC served as financial advisors to Synovus on this transaction, while Simpson Thacher & Bartlett LLP and Alston & Bird LLP served as legal advisors. Sandler O’Neill + Partners L.P., Guggenheim Securities, LLC, and Evercore Group L.L.C. served as financial advisors to FCB Financial Holdings, and Wachtell, Lipton, Rosen & Katz served as legal advisor.

Joint Investor Conference Call

Synovus and FCB Financial Holdings will host a joint conference call to discuss the transaction at 8:30 a.m. EDT on July 24, 2018, in conjunction with the Synovus second quarter earnings call. The call will be accompanied by a slide presentation. Shareholders and other interested parties may listen to this conference call via simultaneous Internet broadcast. For a link to the webcast, go to http://investor.synovus.com/event. A replay will be posted on Synovus’ website approximately one hour after the call ends and will be available with the press release and slides for 12 months.

Synovus Financial Corp. is a financial services company based in Columbus, Georgia, with more than $31 billion in assets. Synovus provides commercial and retail banking, investment, and mortgage services through 250 branches in Georgia, Alabama, South Carolina, Florida, and Tennessee. Synovus Bank, a wholly owned subsidiary of Synovus, has been recognized as one the country’s 10 “Most Reputable Banks” by American Banker and the Reputation Institute for four consecutive years. Synovus is on the web at synovus.com, and on Twitter, Facebook, LinkedIn, and Instagram.

FCB Financial Holdings, Inc. is the largest community banking company and the second largest Florida-based independent bank, and among the most highly capitalized banks in the state. Recently, FCB was ranked #8 among Forbes’ “Best Banks in America,” marking the second consecutive year FCB was included among the publication’s top 10 leading U.S. banks. FCB was also awarded a five-star rating from Bauer Financial™, FCB assets are more than $11 billion, with capital ratios that exceed regulatory standards. Since its founding in 2010, FCB has been steadfast in its commitment to delivering personalized service, innovation, and products and services equal to those offered by the national banks. Similarly, FCB recognizes the importance of community, fostering a corporate culture that promotes employee volunteerism at all levels, while supporting community-based programs and partnerships that help promote greater financial independence and improved quality of life for families. FCB serves individuals, businesses and communities across the state with 50 full-service banking centers from east to west, and from Daytona Beach to Miami-Dade. For more information, visit FloridaCommunityBank.com. Equal Housing Lender, Member FDIC.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction between Synovus and FCB. In connection with the proposed merger, Synovus will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Synovus and FCB and a Prospectus of Synovus, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Synovus shareholders and FCB stockholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Synovus and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Synovus at http://investor.synovus.com/Docs or from FCB Financial by accessing FCB’s website at FloridaCommunityBank.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Synovus Investor Relations at Investor Relations, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, P.O. Box 120, Columbus, GA 31901, by calling (888) SYNOVUS, or by sending an e-mail to steveadams@synovus.com or to FCB Investor Relations at 2500 Weston Road, Suite 300, Weston, Florida 33331, by calling (954) 984-3313, or by sending an e-mail to IR@fcb1923.com.

Synovus and FCB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Synovus shareholders and FCB stockholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Synovus’ directors and executive officers is contained in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 16, 2018, which are filed with the SEC. Information regarding FCB’s directors and executive officers is contained in FCB’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated April 4, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Synovus’ and FCB’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,”

“prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Synovus’ and FCB’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between Synovus and FCB; the outcome of any legal proceedings that may be instituted against Synovus or FCB; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Synovus shareholders and FCB stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the FCB business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Synovus’ products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.